UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku

Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Linkage Global Inc, a company incorporated under the laws of the Cayman Islands, hereby furnishes its press release titled “Linkage Global Inc Announces 23 for 1 Share Consolidation” that was published on September 17, 2026. A copy of the amended and restated articles of association of the Company reflecting the 23 for 1 share consolidation is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-293678) that was initially filed with the SEC on February 24, 2026 and declared effective by the SEC on March 10, 2026, (ii) the Company’s registration statement on Form S-8 (File No. 333-295394) filed with the SEC on April 29, 2026, (iii) the Company’s registration statement on Form F-3 (File No. 333- 333-296750) that was initially filed with the SEC on June 12, 2026 and declared effective by the SEC on June 26, 2026, and (iv) the Company’s registration statement on Form F-3 (File No. 333-297793) that was initially filed with the SEC on July 29, 2026.

 EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Articles of Association of Linkage Global Inc
99.1	Press Release, dated September 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: September 24, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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